UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

HAMBRECHT ASIA ACQUISITION CORP.
(Translation of registrant’s name into English)

13/F Tower 2 New World Tower 18 Queens Road Central Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

Hambrecht Asia Acquisition Corp. (the “Company”) and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the extraordinary general meeting of Hambrecht’s shareholders to be held to approve the proposed acquisition discussed in the section titled “Entry Into a Material Definitive Agreement” in the Report of Foreign Private Issuer filed by the Company on February 18, 2010. In addition, proxies and written consent are solicited from holders of warrants to purchase Company shares issued at and before the IPO to an amendment to the warrant agreement to increase the exercise price per share from $5.00 to $8.00 and extend by one year the exercise period and to provide for the redemption of the publicly-held warrants, at the option of the holder, for $0.50 per share upon the closing of the acquisition. If the Company does not acquire a target business within 24 months of its initial public offering (“IPO”) as required by the Company’s Articles of Association, unless an extension to such time is approved by its shareholders before March 12, 2010, the Company must be dissolved and liquidated. The Company’s officers and directors have no rights to any liquidation distribution which the Company may make with respect to the ordinary shares sold in its IPO, therefore, their equity holdings will have no value if the proposed acquisition is not approved and consummated. In addition, if the Company is dissolved and liquidated, the outstanding warrants will be worthless. Shareholders of the Company and holders of warrants to purchase Company shares are advised to read the Company’s proxy statement in connection with the Company’s solicitation of proxies for the extraordinary general meeting because this proxy statement contains important information.

The proxy statement has been mailed to shareholders of the Company and holders of warrants to purchase Company shares of record on February 8, 2010. Shareholders of the Company and holders of warrants to purchase Company shares may also obtain a copy of the proxy statement without charge from the Company or at the U.S. Securities and Exchange Commission’s internet site at www.sec.gov.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding Honesty Group Holdings Limited (“Honesty Group”) or the Company’s (together with Honesty Group, the “acquisition parties”) strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Honesty Group, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of the Company’s public shareholders voting against the acquisition; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the LCD market in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of LCD products in China; China’s overall economic conditions and local market economic conditions; Honesty Group’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Neither the Company nor Honesty Group assumes any obligation to update any forward-looking statements.

Entry Into a Material Definitive Agreement

On March 11, 2010, Hambrecht Asia Acquisition Corp. (“Hambrecht”), entered into Amendment No. 1 (the “Amendment”) to that certain Share Exchange Agreement (the “Agreement”), dated as of February 12, 2010, with Honesty Group Holdings Limited (“Honesty Group”) and its shareholders Sun Zone Investments Limited and Sze Kit Ting.  A copy of the Amendment is attached hereto as Exhibit 2.1.

Pursuant to the Amendment, the requirement that not less than $17,100,000 be available in the trust account or otherwise for the general corporate purposes of the combined company after the closing has been reduced to not less than $6,500,000.

In addition, Hambrecht’s founding shareholders have agreed to increase the number of shares being escrowed by them from 311,696 to 766,823 shares, leaving 168,266 founders shares outside of any escrow conditioned on certain events following the closing.  All of the sponsors’ shares were placed in escrow following the Company’s initial public offering for one year after consummation of a business combination.  Release of the additional escrowed shares will be contingent, among other things, on the founders providing financial advisory and certain other services to the combined company and assisting the combined company in its capital raising efforts for a period of up to 21 months.  Hambrecht's founders have agreed to cancel all of their founder warrants, except for 250,000 founder warrants that are being transferred to Pope Investments II LLC.

Other Information

Hambrecht entered into an agreement (the “Genesis Agreement”), dated March 8, 2010, with Genesis Opportunity Fund LP (“Genesis”), Robert Eu, our Chairman of the Board of Directors, and John Wang, our Chief Executive Officer and a member of our Board of Directors, pursuant to which  Genesis has purchased approximately 456,323 of Hambrecht’s ordinary shares from third parties in privately negotiated transactions prior to Hambrecht’s extraordinary general meeting of shareholders and special meeting of warrantholders, the adjournment for which is scheduled for March 11, 2010. Genesis is not an affiliate of Hambrecht, its officers and directors and/or their respective affiliates, or of Honesty Group or its affiliates.  Genesis has agreed to sell such shares to Hambrecht for $3.68 million or an annualized return of 20%, whichever is greater.

In addition, Hambrecht has entered into additional Stock Purchase Agreements with several its shareholders to purchase an aggregate of 1,690,820 ordinary shares of Hambrecht for an aggregate purchase price of $13.61 million.  Pursuant to the purchase agreements, such shareholders have agreed not to exercise their redemption rights or, if they have already exercised their redemption rights, to withdraw and revoke such exercise.

The purchase of Hambrecht ordinary shares pursuant to these agreements will reduce the number of shares available to seek redemption of their ordinary shares for cash.  The purchase of ordinary shares pursuant to these agreements will take place concurrently with or following the closing of the acquisition of Honesty Group and will be paid for with funds that will be released from Hambrecht’s trust account upon consummation of the acquisition.

In connection with the closing of the business combination pursuant to the  Agreement, as amended, Burnette Or has granted Pope Investments II LLC a put option for 250,000 ordinary shares of Hambrecht at an exercise price of $8.00 per share.  The put option is exercisable for a three-month period commencing on February 15, 2011.  Robert Eu, our chairman, and John Wang, our Chief Executive Officer, have agreed to guarantee Mr. Or's obligations under the put option, and in the event they are required to purchase the shares pursuant to the put, they will be entitled to put such purchased shares to Mr. Or or the Company on the same terms.

Meeting of Stockholders and Warrantholders

On March 3, 2010, Hambrecht announced that it will be adjourning the extraordinary general meeting of shareholders and special meeting of warrantholders originally scheduled to be held at 4:00 p.m. (New York City time) on March 8, 2010 until March 11, 2010 at 11:00 a.m. (New York City time) and at the same place.  A copy of the press release making the announcement is attached as Exhibit 99.1 to the Report of Foreign Private Issuer filed by the Company on March 3, 2010.

Where to Find Additional Information

Hambrecht is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition was not subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition contains risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules.

Hambrecht filed with the SEC a proxy statement, under cover of a Form 6-K on February 17, 2010, in connection with the proposed acquisition of Honesty Group. Shareholders are urged to carefully read the proxy statement and any other relevant documents filed with the SEC when they become available, because they will contain important information about Hambrecht and the proposed acquisition. Copies of the proxy statement and other documents filed by Hambrecht will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Hambrecht Asia Acquisition Corp., c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206-870-8565.

Exhibits

Exhibit No	Description

2.1	Amendment No. 1 to the Share Exchange Agreement, dated February 12, 2010, by and between the Company, Honesty Group Holdings Limited and its shareholders Sun Zone Investments Limited and Sze Kit Ting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 11, 2010	HAMBRECHT ASIA ACQUISITION CORP.

	By:	/s/ John Wang
Name: John Wang
Title: Chief Executive Officer